

September 27, 2013

Via E-mail
B. Michael Friedman
President
800 Commerce, Inc.
407 East Fort Street, Suite 500
Detroit, Michigan 48226

> **Re: 800 Commerce, Inc.**
> **Post-effective Amendment No. 1 to Form S-1**
> **Filed September 20, 2013**
> **File No. 333-184459**

Dear Ms. Friedman:

We have conducted a limited review of your registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note that your reporting obligations under Section 15(d) of the Securities Exchange Act were triggered upon effectiveness on August 9, 2013 of your registration statement on Form S-1. It appears however that you have not timely filed your Form 10-Q for the quarterly period ended June 30, 2013 under Rule 15d-13. Please advise.

Risk Factors, page 2

2.   Please tell us your consideration for including a risk factor that discusses the possibility that creditors of Mediswipe may challenge the spin-off under fraudulent conveyance laws or other laws protecting creditor rights. It appears you should discuss the possibility that such claims may be asserted as well as the potential risks to investors in 800 Commerce shares of a claim by Mediswipe creditors that the spin-off is a fraudulent conveyance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submission of HTML versions of the marked document that display changes made within paragraphs are particularly helpful to the review process.

Please contact Luna Bloom at (202) 551-3194 or, in her absence, the undersigned at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Harold H. Martin
        Martin & Pritchett, P.A.